JD
3/18

14048393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
(No. and Street)

FERGUS FALLS (City) MN (State) 56538-0748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY DORN 218-739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC
(Name – *if individual, state last, first, middle name*)

4334 18TH AVE S SUITE 101 (Address) FARGO (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OB
3/21/14

OATH OR AFFIRMATION

I, RUSSELL (LARRY) DORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORN & CO., INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL NAOMI FLODEN
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2017

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

DORN & CO., INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying financial statements of **Dorn & Co., Inc.**, (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of
CPAmerica International
Crowe Horwath International

4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dorn & Co., Inc.** as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 13 is fairly stated in all material respects in relation to the financial statements as a whole.

In addition, the schedule of insurance in force on page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we express no opinion on it.

Widmer Roel

Fargo, North Dakota
February 26, 2014

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

		2013		2012
ASSETS				
Cash and Cash Equivalents	$	80,073	$	58,626
Receivable from Broker - Dealers and Clearing Organizations		48,366		51,730
Trading Deposit		293,559		293,559
Prepaid Expenses		11,240		10,013
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $495,510 and $490,220 for 2013 and 2012, Respectively		79,827		92,396
Investment in Antique Personal Property		47,130		47,130
Deposit with Clearing Organization		25,000		25,000
TOTAL ASSETS	$	585,195	$	578,454
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Accounts Payable	$	23,187	$	12,898
Accrued Payroll Taxes		20,396		12,747
Accrued Expenses		31,237		26,637
Total Liabilities		74,820		52,282
STOCKHOLDER'S EQUITY				
Common Stock				
Par Value $10				
Authorized - 25,000 Shares				
Issued and Outstanding - 6,000 Shares		60,000		60,000
Retained Earnings		450,375		466,172
Total Stockholder's Equity		510,375		526,172
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	585,195	$	578,454

See accompanying Notes to Financial Statements

DORN & CO., INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
INCOME		
Gain on Sale and Holding of Trading Account Securities	$ 41,573	$ 17,126
Commissions on Security Sales	32,742	42,930
Commissions and Concessions on Mutual Funds	880,600	840,710
Annuity Fees	40,020	14,705
Dividends and Interest Earned	7,035	7,611
Proceeds from NASD Merger	249	6,363
Total Income	1,002,219	929,445
EXPENSES		
Salaries and Commissions		
Executive	44,555	60,000
Registered Representative	203,074	195,461
Office and Clerical	286,672	268,232
Payroll Taxes	36,025	34,772
Advertising	17,353	12,888
Bank Service and Clearing Charges	37,227	37,504
Depreciation	22,787	22,932
Client Expense/Expos	24,466	7,271
Utilities and Building Occupancy	18,493	18,466
Licenses, Bonds and Insurance	6,558	7,692
Memberships, Books, Dues and Subscriptions	33,331	28,390
Office Supplies and Expense	21,946	17,745
Repairs and Maintenance	993	1,031
Postage	6,351	5,150
Professional Services	49,099	54,456
Rents	115,939	107,429
Travel and Entertainment	22,687	19,274
Telephone	8,324	7,699
Profit Sharing Trust Contributions	57,836	47,571
Donations	4,000	6,015
Interest	-	38
Total Expenses	1,017,716	960,016
LOSS BEFORE PROVISIONS FOR INCOME TAXES	(15,497)	(30,571)
PROVISIONS FOR INCOME TAXES	300	300
NET LOSS	$ (15,797)	$ (30,871)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE - DECEMBER 31, 2011	$ 60,000	$ 497,043	$ 557,043
NET LOSS	-	(30,871)	(30,871)
BALANCE - DECEMBER 31, 2012	60,000	466,172	526,172
NET LOSS	-	(15,797)	(15,797)
BALANCE - DECEMBER 31, 2013	$ 60,000	$ 450,375	$ 510,375

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Customers and Clients	$ 998,548	$ 917,043
Cash Payments to Brokers, Vendors and Employees	(973,618)	(953,725)
Interest and Dividends Received	7,035	7,611
Interest Paid	-	(38)
Income Taxes Paid	(300)	(300)
Net Cash Provided (Used) by Operating Activities	31,665	(29,409)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(10,218)	(1,825)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Reserve Line	25	2,629
Payments on Reserve Line	(25)	(2,629)
Net Cash Provided (Used) by Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,447	(31,234)
Cash and Cash Equivalents - Beginning of Year	58,626	89,860
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 80,073	$ 58,626
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Loss	$ (15,797)	$ (30,871)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Depreciation	22,787	22,932
Unrealized Loss on Trading Account	-	14
(Increase) Decrease in:		
Accounts Receivable	3,364	(5,186)
Officer Receivable	-	395
Prepaid Expenses	(1,227)	(7,020)
Increase (Decrease) in:		
Accounts Payable	10,289	2,200
Payroll Taxes	7,649	(11,182)
Other Liabilities	4,600	(691)
Net Cash Provided (Used) by Operating Activities	$ 31,665	$ (29,409)

See accompanying Notes to Financial Statements

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

During 1999, the Company completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the Company's clearing firm) are protected up to a total of $100,000,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $250,000 may be in cash. The remaining $99,500,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities and Deposits

The Company maintains a deposit at RBC Dain in the amount of $293,559 for the years ended December 31, 2013 and 2012 which is used to purchase Trading Securities. For the years ended December 31, 2013 and 2012, the Company had no inventoried trading securities. Security appreciation in the amount of $14 has been reflected in operations as an unrealized loss for 2012. The funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the years ended December 31, 2013 and 2012 was $22,787 and $22,932 respectively.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2013. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2010 to 2013. However, due to the Company's net operating loss carryforward position, the federal and state statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the years ended December 31, 2013 and 2012 was $17,353 and $12,888, respectively.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2014, the date the financial statements were available to be issued.

Fair Value of Financial Instruments

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation technique as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value. However, it may elect to measure the newly acquired financial instruments at fair value in the future.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013 and 2012, consist of the following:

	2013	2012
Fees and Commissions Receivable	$ 25,377	$ 20,631
Receivable from Clearing Organization	22,989	31,099
Total	$ 48,366	$ 51,730

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000 and is guaranteed by the stockholder. As of December 31, 2013 and 2012, $-0- was outstanding. The interest rate on the loan is the Prime rate plus 9% at the time of the advance.

NOTE 4 INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2013 and 2012 are as follows:

	2013	2012
Current:		
State	$ 300	$ 300
Deferred Tax Benefit	2,357	4,798
Valuation Allowance	(2,357)	(4,798)
Tax Provision	$ 300	$ 300

As of December 31, 2013, the Company had federal and state net operating loss carryforwards, which may be applied to future taxable income of $64,500 and $16,000, respectively. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2013, deferred tax assets recognized for deductible net operating loss carryforwards totaled $16,760. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $57,836 and $47,571 for 2013 and 2012, respectively.

NOTE 6 NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, the Company is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although the Company is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2013, aggregate indebtedness and net capital were $74,820 and $372,178, respectively, a ratio of .20 to 1. At December 31, 2012, aggregate indebtedness and net capital were $52,282 and $376,633, respectively, a ratio of .14 to 1.

NOTE 7 LEASE AGREEMENTS

The Company entered into a short-term lease agreement for the office located in Minnetonka, MN. The lease calls for payments of $1,062 plus monthly utility expenses. The lease expires April 30, 2014. Total lease expense was $13,939 and $5,429 for 2013 2012 respectively.

As of July 1, 2007, the Company entered into a long-term lease agreement for the office space occupied for a time period of 10 years. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Effective July 1, 2010, the lease agreement was increased to $8,500 per month. Lease expense was $102,000 and $102,000 for 2013 and 2012, respectively.

Future minimum lease payments under the agreement, at December 31, 2013 are as follows:

Year	Amount
2014	$ 106,248
2015	102,000
2016	102,000
2017	51,000
Total	$ 361,248

NOTE 8 RELATED-PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $102,000 for rent in 2013 and 2012.

NOTE 9 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2013 and 2012, the Company had accounts receivable from broker/dealer open transactions of $22,989 and $31,099, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable and trading securities, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading securities and deposits are valued on the financial statements at current market values utilizing quoted market prices in active markets as of December 31, 2013 and 2012. Such market values represent a fair value of these financial instruments.

It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2013 AND 2012

	2013	2012
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$ 510,375	$ 526,172
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses	11,240	10,013
Property and Equipment - Net of Accumulated Depreciation	79,827	92,396
Investment in Antique Personal Property	47,130	47,130
Total Deductions	138,197	149,539
NET CAPITAL	$ 372,178 [1]	$ 376,633
AGGREGATE INDEBTEDNESS	$ 74,820	$ 52,282
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.10%	13.88%

[1] The above computation of net capital was compared to the computation of net capital for the December 31, 2013 and 2012 FOCUS filing and no material differences existed

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2013 AND 2012

EMPLOYEES	Worker's Compensation	Statutory
	Profit Sharing Blanket Bond	100M
BUSINESS OWNER'S POLICY	Business Liability	1,000M
	Medical Expense	5M
	Tenant's Fire, Legal	50M
	Hired/Non-Owned Autos	1,000M
	Building Replacement	654,100
	Business Personal Property	123,660
	Valuable Paper	10M
	Business Interruption	12 Months
	Outdoor Signs	5M
STOCKBROKERS	Blanket Bond (10M Deductible)	300M
	Fidelity and Deposit (5M Deductible)	25M
	Audit Expense Coverage	25M
	Unauthorized Signatures	25M
SECURITY BOND	North Dakota Blue Sky	25M
	Seaboard Security STAMP (5M Deductible)	100M
MAIL	First Class Mail/Certified Mail/Overnight	
	Non-Negotiable	5,000M
	Negotiable	5,000M

Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(G)(1)

To the Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of **Dorn & Co., Inc.** (the Company), as of and for the year ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
February 26, 2014

Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by **Dorn & Co., Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Dorn & Co., Inc.'s** compliance with the applicable instructions of Form SIPC-7. **Dorn & Co., Inc.'s** management is responsible for **Dorn & Co., Inc.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC
Fargo, North Dakota
February 26, 2014